                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                       For the Quarter Ended June 30, 2005

                         Commission File Number 1-14840

                                 AMDOCS LIMITED
                      Suite 5, Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]      FORM 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           YES  [ ]         NO  [X]

                                 AMDOCS LIMITED

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                       FOR THE QUARTER ENDED JUNE 30, 2005

                                      INDEX

PART I  FINANCIAL INFORMATION

           Item 1.  Financial Statements

                Unaudited Consolidated Financial Statements

                   Consolidated Balance Sheets

                   Consolidated Statements of Income

                   Consolidated Statement of Changes in Shareholders' Equity

                   Consolidated Statements of Cash Flows

                   Notes to Unaudited Consolidated Financial Statements

           Item 2.  Operating and Financial Review and Prospects

PART II  OTHER INFORMATION

           Item 1. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities

           Item 2.  Reports on Form 6-K

SIGNATURES

This report on Form 6-K shall be incorporated by reference into the Registration Statements on Form F-3 (File Nos. 333-114079 and 333-114344) and any other Registration Statement filed by the Registrant that by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

PART I   FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

                                 AMDOCS LIMITED
                           CONSOLIDATED BALANCE SHEETS
                   (in U.S. dollars, unless otherwise stated)
                      (in thousands, except per share data)

                                                                                                AS OF
                                                                                     ----------------------------
                                                                                      JUNE 30,      SEPTEMBER 30,
                                                                                        2005               2004
                                                                                     -----------    -------------
                                                                                     (UNAUDITED)
ASSETS
Current assets:
   Cash and cash equivalents                                                         $   639,424    $     550,352
   Short-term interest-bearing investments                                               650,394          640,347
   Accounts receivable, net                                                              293,097          254,779
   Deferred income taxes and taxes receivable                                             98,771           62,284
   Prepaid expenses and other current assets                                              69,200           80,229
                                                                                     -----------    -------------
         Total current assets                                                          1,750,886        1,587,991

Equipment, vehicles and leasehold improvements, net                                      173,402          181,121
Deferred income taxes                                                                    115,327          113,589
Goodwill                                                                                 796,983          806,874
Intangible assets, net                                                                    37,671           47,512
Other noncurrent assets                                                                  138,876          126,797
                                                                                     -----------    -------------
         Total assets                                                                $ 3,013,145    $   2,863,884
                                                                                     ===========    =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                                  $    91,729    $     104,415
   Accrued expenses and other current liabilities                                        135,094          137,664
   Accrued personnel costs                                                               124,914          124,284
   Short-term portion of financing arrangements                                              989            1,604
   Deferred revenue                                                                      236,316          223,122
   Short-term portion of capital lease obligations                                         6,376           19,706
   Deferred income taxes and taxes payable                                               181,186          163,648
                                                                                     -----------    -------------
         Total current liabilities                                                       776,604          774,443

Deferred income taxes                                                                     47,409           40,530
0.50% Convertible notes                                                                  450,000          450,000
Noncurrent liabilities and other                                                         163,479          154,721
                                                                                     -----------    -------------
         Total liabilities                                                             1,437,492        1,419,694
                                                                                     -----------    -------------
Shareholders' equity:
   Preferred Shares - Authorized 25,000 shares; (pound)0.01 par value; 0 shares
     issued and outstanding                                                                    -                -
   Ordinary Shares - Authorized 550,000 shares; (pound)0.01 par value; 226,377 and
     224,947 issued and 199,239 and 201,334 outstanding, respectively                      3,628            3,601
   Additional paid-in capital                                                          1,853,692        1,837,608
   Treasury stock, at cost - 27,138 and 23,613 Ordinary Shares, respectively            (602,392)        (502,416)
   Accumulated other comprehensive loss                                                   (7,561)          (1,919)
   Unearned compensation                                                                     (41)            (174)
   Retained earnings                                                                     328,327          107,490
                                                                                     -----------    -------------
         Total shareholders' equity                                                    1,575,653        1,444,190
                                                                                     -----------    -------------
         Total liabilities and shareholders' equity                                  $ 3,013,145    $   2,863,884
                                                                                     ===========    =============

  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

                  CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

                      (in thousands, except per share data)

                                                    THREE MONTHS ENDED          NINE MONTHS ENDED
                                                         JUNE 30,                  JUNE 30,
                                                 ------------------------    ------------------------
                                                    2005          2004          2005          2004
                                                 ----------    ----------    ----------    ----------
Revenue:
  License                                        $   27,199    $   17,298    $   74,909    $   52,026
  Service                                           480,156       432,926     1,390,394     1,269,251
                                                 ----------    ----------    ----------    ----------
                                                    507,355       450,224     1,465,303     1,321,277
                                                 ----------    ----------    ----------    ----------
Operating expenses:
  Cost of license                                     1,125         1,448         3,278         3,807
  Cost of service                                   324,249       283,109       929,487       833,470
  Research and development                           31,393        31,665        97,567        92,247
  Selling, general and administrative                56,448        52,745       166,000       159,078
  Amortization of purchased intangible assets         2,078         4,558         7,875        13,423
                                                 ----------    ----------    ----------    ----------
                                                    415,293       373,525     1,204,207     1,102,025
                                                 ----------    ----------    ----------    ----------

Operating income                                     92,062        76,699       261,096       219,252

Interest income and other, net                        4,305           121        14,944         2,899
                                                 ----------    ----------    ----------    ----------
Income before income taxes                           96,367        76,820       276,040       222,151
Income taxes                                         19,270        16,900        55,203        48,873
                                                 ----------    ----------    ----------    ----------
Net income                                       $   77,097    $   59,920    $  220,837    $  173,278
                                                 ==========    ==========    ==========    ==========

Basic earnings per share                         $     0.38    $     0.29    $     1.10    $     0.82
                                                 ==========    ==========    ==========    ==========

Diluted earnings per share                       $     0.36    $     0.27    $     1.03    $     0.79
                                                 ==========    ==========    ==========    ==========

Basic weighted average number of shares
   outstanding                                      200,494       206,093       201,453       210,409
                                                 ==========    ==========    ==========    ==========

Diluted weighted average number of shares
   outstanding (1)                                  216,570       222,237       217,608       220,825
                                                 ==========    ==========    ==========    ==========

(1) Diluted weighted average number of shares outstanding for the three and nine months ended June 30, 2004 have been restated, due to the adoption of Emerging Issue Task Force Issue No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share" ("EITF 04-8"), which requires that prior period earnings per share computations be restated to show the effect on weighted average shares of the conversion of the contingently convertible debt into equity. The restatement reduced diluted earnings per share by $0.01 per share for the three and nine months ended June 30, 2004.

   The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

      CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

                                 (in thousands)


                            Ordinary Shares Additional            Accumulated Other                           Total
                            ---------------  Paid-in   Treasury     Comprehensive     Unearned   Retained Shareholders'
                            Shares   Amount  Capital     Stock           Loss       Compensation Earnings    Equity
                            -------  ------ ---------- ---------  ----------------- ------------ -------- -------------
BALANCE AS OF SEPTEMBER
   30, 2004                 201,334  $3,601 $1,837,608 $(502,416)    $    (1,919)     $   (174)  $107,490  $1,444,190
Comprehensive income:
  Net income                      -       -          -         -               -             -    220,837     220,837
  Unrealized loss on
     foreign currency
     hedging contracts,
     net of $1,220 tax
     benefit                      -       -          -         -          (5,037)            -          -      (5,037)
  Unrealized loss on
     short-term
     interest-bearing
     investments, net of
     $129 tax  benefit            -       -          -         -            (605)            -          -        (605)
                                                                                                           ----------
  Comprehensive income                                                                                        215,195
                                                                                                           ----------
Employee stock options
   exercised                  1,430      27     14,026         -               -             -          -      14,053
Tax benefit of stock
   options exercised              -       -      1,934         -               -             -          -       1,934
Repurchase of ordinary
   shares                    (3,525)      -          -   (99,976)              -             -          -     (99,976)
Expense related to vesting
   of stock options               -       -        124         -               -             -          -         124
Amortization of unearned
   compensation                   -       -          -         -               -           133          -         133
                            -------  ------ ---------- ---------     -----------      --------   --------  ----------
BALANCE AS OF JUNE 30, 2005 199,239  $3,628 $1,853,692 $(602,392)    $    (7,561)     $    (41)  $328,327  $1,575,653
                            =======  ====== ========== =========     ===========      ========   ========  ==========

As of June 30, 2005 and September 30, 2004, accumulated other comprehensive loss is comprised of unrealized loss on foreign currency hedging contracts, net of tax, of $(6,268) and $(1,232), respectively, and unrealized loss on short-term interest-bearing investments, net of tax, of $(1,293) and $(687), respectively.

   The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                 (in thousands)

                                                           NINE MONTHS ENDED JUNE 30,
                                                           --------------------------
                                                              2005           2004
                                                           ----------     -----------
CASH FLOW FROM OPERATING ACTIVITIES:
Net income                                                 $  220,837     $   173,278
Reconciliation of net income to net cash provided by
     operating activities:
   Depreciation and amortization                               64,835          76,944
   Loss (gain) on sale of equipment                               117            (444)
   Gain on repurchase of 2% convertible notes                       -             (13)
   Deferred income taxes                                        3,527          (8,093)
   Tax benefit of stock options exercised                       1,934           2,738
   Realized (gain) loss from short-term
     interest-bearing investments                              (1,154)          1,039
Net changes in operating assets and liabilities, net of
   amounts acquired:
   Accounts receivable                                        (38,316)        (69,503)
   Prepaid expenses and other current assets                    8,779          14,879
   Other noncurrent assets                                     (8,757)        (41,941)
   Accounts payable and accrued expenses                      (15,719)         32,947
   Deferred revenue                                            29,271          46,968
   Income taxes payable                                        (6,095)         27,735
   Noncurrent liabilities and other                            (2,615)          1,133
                                                           ----------     -----------
Net cash provided by operating activities                     256,644         257,667
                                                           ----------     -----------

CASH FLOW FROM INVESTING ACTIVITIES:
Proceeds from sale of equipment, vehicles and leasehold
     improvements                                               4,140           1,841
Payments for purchase of equipment, vehicles, leasehold
     improvements                                             (53,812)        (33,532)
Proceeds from sale of short-term interest-bearing
     investments                                              648,238         863,304
Purchase of short-term interest-bearing investments          (657,865)     (1,158,407)
Net cash paid for acquisitions                                 (4,609)        (10,567)
                                                           ----------     -----------
Net cash used in investing activities                         (63,908)       (337,361)
                                                           ----------     -----------

CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from employee stock options exercised                 14,053          11,364
Net proceeds from issuance of long-term 0.50%
     convertible notes                                              -         441,736
Repurchase of ordinary shares                                 (99,976)       (307,471)
Redemption of 2% convertible notes                                           (395,110)
Repurchase of 2% convertible notes                                  -          (4,987)
Borrowings under financing arrangements                             -             910
Principal payments under financing arrangements                  (656)         (1,651)
Principal payments on capital lease obligations               (17,085)        (20,251)
                                                           ----------     -----------
Net cash used in financing activities                        (103,664)       (275,460)
                                                           ----------     -----------

Net increase (decrease) in cash and cash equivalents           89,072        (355,154)
Cash and cash equivalents at beginning of period              550,352         847,600
                                                           ----------     -----------
Cash and cash equivalents at end of period                 $  639,424     $   492,446
                                                           ==========     ===========

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid for:
   Income taxes, net of refunds                            $   55,875     $    22,734
   Interest                                                     3,590           9,733

NON-CASH INVESTING AND FINANCING ACTIVITIES

In the nine months ended June 30, 2004, the Company issued 561 ordinary shares in connection with the acquisition of XACCT Technologies Ltd.

                                 AMDOCS LIMITED

                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                 (in thousands)

  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

         (dollar and share amounts in thousands, except per share data)

1.    BASIS OF PRESENTATION

            Amdocs Limited (the "Company") is a leading provider of software products and services to the communications industry. The Company and its subsidiaries operate in one segment offering products and services that enable its customers to move toward an integrated approach to customer management. The Company designs, develops, markets, supports and operates, and provides Managed Services for, information system solutions primarily to leading communications companies throughout the world.

            The unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). In the opinion of the Company's management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature.

            The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations of the interim periods in which changes are determined to be necessary.

            The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full fiscal year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company's consolidated financial statements for the fiscal year ended September 30, 2004, set forth in the Company's Annual Report on Form 20-F filed on December 30, 2004 with the Securities and Exchange Commission.

            Reclassification

            Certain prior year amounts have been reclassified to conform to the current year presentation.

2.    SIGNIFICANT ACCOUNTING POLICY

            Accounting for Stock-Based Compensation

            The Company follows Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related interpretations in accounting for its employee stock options. Pursuant to these accounting standards, the Company records deferred compensation for share options granted to employees at the date of grant based on the difference between the exercise price of the options and the market value of the underlying shares at that date. Deferred compensation is amortized to compensation expense over the vesting period of the underlying options in accordance with the accelerated expense attribution method.

            As presented below, the Company determined pro forma net income and earnings per share information as if the fair value method described in Statements of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", as amended by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of Financial Accounting Standards Board Statement No. 123", had been applied to its employee stock-based compensation. The Company utilized the Black-Scholes option-pricing model to estimate fair value,

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)

which is one of several methods that can be used under SFAS No. 123. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including the expected share price volatility. The Company's options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimates.

      The fair value of options granted was estimated at the date of grant using the Black-Scholes pricing model with the following assumptions for the presented periods (all in weighted averages for options granted during the period):

                                  THREE MONTHS ENDED          NINE MONTHS ENDED
                                       JUNE 30,                   JUNE 30,
                                ---------------------       ---------------------
                                  2005          2004          2005          2004
                                -------       -------       -------       -------
Risk-free interest rate            3.79%         3.68%         3.35%         3.05%
Expected life of options           4.50          4.50          4.50          4.50
Expected annual volatility        0.603         0.682         0.635         0.691
Expected dividend yield          None          None          None          None

Fair value per option           $ 13.92       $ 13.99       $ 12.63       $ 13.13

      The following table sets forth the pro forma effect of applying SFAS No. 123 on net income and earnings per share for the three and nine months ended June 30, 2005 and 2004:

                                              THREE MONTHS ENDED                  NINE MONTHS ENDED
                                                    JUNE 30,                            JUNE 30,
                                         -----------------------------       -----------------------------
                                             2005             2004              2005              2004
                                         -----------       -----------       -----------       -----------
Net income, as reported                  $    77,097       $    59,920       $   220,837       $   173,278
Add: Stock-based employee
      compensation expense included
      in net income, net of related
      tax effects                                 56               276               206               301
Less: Total stock-based employee
      compensation expense
      determined under fair value
      method for all awards, net of
      related tax effects                     (9,732)           (7,834)          (26,995)          (27,927)
                                         -----------       -----------       -----------       -----------
Pro forma net income                     $    67,421       $    52,362       $   194,048       $   145,652
                                         ===========       ===========       ===========       ===========
Basic earnings per share:
    As reported                          $      0.38       $      0.29       $      1.10       $      0.82
                                         ===========       ===========       ===========       ===========
    Pro forma                            $      0.34       $      0.25       $      0.96       $      0.69
                                         ===========       ===========       ===========       ===========
Diluted earnings per share:
    As reported                          $      0.36       $      0.27       $      1.03       $      0.79
                                         ===========       ===========       ===========       ===========
    Pro forma                            $      0.32       $      0.24       $      0.91       $      0.67
                                         ===========       ===========       ===========       ===========

      The pro forma results for the three and nine months ended June 30, 2004 have been revised due to the correction of the stock-based compensation amount for such periods made during fiscal 2004. The correction resulted in a decrease in pro forma net income of $703 and $1,592 in the three and nine months ended June 30, 2004, respectively, and had no material impact on pro forma diluted earnings per share in the three and nine months ended June 30, 2004. The decrease in pro forma diluted earning per share of

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)

$0.01 in the three and nine months ended June 30, 2004, resulted from the adoption of EITF 04-8. See Notes 3 and 7.

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)

3.    ADOPTION OF NEW ACCOUNTING STANDARDS

            The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share

            In September 2004, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share" ("EITF 04-8"). EITF 04-8 relates to contingently convertible debt instruments, which are generally convertible into common shares of the issuer after the common stock price has exceeded a predetermined threshold for a specified time period (market price trigger). According to the accounting treatment in effect prior to the first quarter of fiscal 2005, the potential dilutive effect of the conversion feature was excluded from diluted earnings per share until the market price contingency was met. Under EITF 04-8, all instruments that have embedded conversion features that are contingent on market conditions indexed to an issuer's share price are required to be included in diluted earnings per share computations, if dilutive, regardless of whether the market conditions have been met. The effective date of EITF 04-8 is for reporting periods ending after December 15, 2004. The consensus is required to be applied retroactively to instruments outstanding at the date of adoption. Diluted earnings per share of all prior periods presented for comparative purposes have been restated to conform to the consensus guidance.

            The Company adopted EITF 04-8 in the first quarter of fiscal 2005, which required the addition of 10,436 ordinary shares issuable upon conversion of the Company's 0.50% Convertible Senior Notes due 2024 (the "0.50% Notes") to the diluted earnings per share calculation. The adoption of EITF 04-8 reduced the Company's previously reported quarterly diluted earnings per share by $0.01 per share for the three and nine months ended June 30, 2004.

            New Accounting Standard for Stock-Based Compensation

            On December 16, 2004, the Financial Accounting Standards Board
      (FASB) issued FASB Statement No. 123 (revised 2004), "Share-Based Payment", which is a revision of SFAS No. 123. SFAS 123(R) supersedes APB No. 25, and amends FASB Statement No. 95, "Statement of Cash Flows". Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

            The Company shall adopt SFAS 123(R) by no later than the beginning of the first fiscal year beginning after June 15, 2005, i.e. the Company's fiscal year ended September 30, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued.

            SFAS 123(R) permits public companies to adopt its requirements using one of two methods:

            1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

            2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)

            As permitted by SFAS No.123, the Company currently accounts for share-based payments to employees using APB No. 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of the SFAS 123(R) fair value method will have a significant impact on the Company's consolidated results of operations, although it will have no impact on its overall consolidated financial position or consolidated cash flows. The impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 above. SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $3,094, $262, and $6,808 in fiscal years 2004, 2003 and 2002, respectively.

4.    ACCOUNTS RECEIVABLE, NET

            Accounts receivable, net consists of the following:

                                            AS OF
                                 --------------------------
                                 JUNE 30,     SEPTEMBER 30,
                                   2005           2004
                                 ---------    -------------
Accounts receivable -billed      $ 273,062    $     242,254
Accounts receivable -unbilled       24,789           24,696
Less - allowances                   (4,754)         (12,171)
                                 ---------    -------------
Accounts receivable, net         $ 293,097    $     254,779
                                 =========    =============

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)

5.    COMPREHENSIVE INCOME

            Comprehensive income represents the change in shareholders' equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

            The following table sets forth the reconciliation from net income to comprehensive income for the following periods:

                                          THREE MONTHS ENDED            NINE MONTHS ENDED
                                               JUNE 30,                      JUNE 30,
                                       ------------------------      ------------------------
                                          2005           2004           2005           2004
                                       ---------      ---------      ---------      ---------
Net income                             $  77,097      $  59,920      $ 220,837      $ 173,278
Other comprehensive (loss) income:
   Unrealized (loss) gain on
     foreign currency hedging
     contracts, net of tax                (4,186)         2,716         (5,037)        (2,846)
   Unrealized gain (loss) on
     short-term interest-bearing
     investments, net of tax               1,216         (1,687)          (605)        (1,227)
                                       ---------      ---------      ---------      ---------
Comprehensive income                   $  74,127      $  60,949      $ 215,195      $ 169,205
                                       =========      =========      =========      =========

6.    INCOME TAXES

            The provision for income taxes for the following periods consisted of:

               THREE MONTHS ENDED          NINE MONTHS ENDED
                     JUNE 30,                  JUNE 30,
             ----------------------      ---------------------
               2005          2004          2005         2004
             --------      --------      --------     --------
Current      $ 30,018      $ 32,755      $ 51,662     $ 56,966
Deferred      (10,748)      (15,855)        3,541       (8,093)
             --------      --------      --------     --------
             $ 19,270      $ 16,900      $ 55,203     $ 48,873
             ========      ========      ========     ========

            The effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:

                                THREE MONTHS ENDED     NINE MONTHS ENDED
                                     JUNE 30,              JUNE 30,
                                ------------------     -----------------
                                2005          2004     2005         2004
                                ----          ----     ----         ----
Statutory Guernsey tax rate      20%           20%      20%          20%
Guernsey tax-exempt status      (20)          (20)     (20)         (20)
Foreign taxes                    20            22       20           22
                                ---           ---      ---          ---
Effective income tax rate        20%           22%      20%          22%
                                ===           ===      ===          ===

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)

            As a Guernsey corporation with tax-exempt status, the Company's overall effective tax rate is attributable solely to foreign taxes and for fiscal year 2005 is expected to approximate 20%.

            As of June 30, 2005, deferred tax assets of $13,757, derived from net capital and operating loss carry forwards related to some of the Company's subsidiaries, were offset by valuation allowances related to the uncertainty of realizing tax benefit for such losses. When realization of such tax benefits associated with such net capital and operating losses is deemed more likely than not, the valuation allowance will be released through income taxes.

7.    EARNINGS PER SHARE

            The following table sets forth the computation of basic and diluted earnings per share:

                                           THREE MONTHS ENDED         NINE MONTHS ENDED
                                                 JUNE 30,                 JUNE 30,
                                          ---------------------     ---------------------
                                            2005         2004         2005         2004
                                          --------     --------     --------     --------
Numerator:
   Numerator for basic earnings per
     share                                $ 77,097     $ 59,920     $220,837     $173,278
   Effect of assumed conversion of
     0.50% convertible notes                   988          981        2,955        1,301
                                          --------     --------     --------     --------
   Numerator for diluted earnings per
     share                                $ 78,085     $ 60,901     $223,792     $174,579
                                          ========     ========     ========     ========

Denominator:
   Denominator for basic earnings per
     share -  weighted average number
     of shares outstanding                 200,494      206,093      201,453      210,409
   Effect of assumed conversion of
     0.50% convertible notes                10,436       10,436       10,436        4,639
  Effect of dilutive stock options
     granted                                 5,640        5,708        5,719        5,777
                                          --------     --------     --------     --------
   Denominator for diluted earnings
     per share                             216,570      222,237      217,608      220,825
                                          ========     ========     ========     ========

  Basic earnings per share                $   0.38     $   0.29     $   1.10     $   0.82
                                          ========     ========     ========     ========

  Diluted earnings per share              $   0.36     $   0.27     $   1.03     $   0.79
                                          ========     ========     ========     ========

            The weighted average effect of the repurchase of ordinary shares by the Company has been included in the calculation of basic earnings per share.

            The effect of the 2% Convertible Notes due June 1, 2008 issued by the Company in May 2001 (the "2% Notes") on diluted earnings per share was anti-dilutive for the three and nine months ended June 30, 2005 and 2004, and, therefore, was not included in the above calculation.

            The effect of the 0.50% Notes on diluted earnings per share was included in the above calculation. See Note 3. The adoption of EITF 04-8 reduced the Company's previously reported quarterly diluted earnings per share by $0.01 per share for the three and nine months ended June 30, 2004.

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)

8.    REPURCHASE OF SECURITIES

            Ordinary Shares

            On December 20, 2004, the Company announced that its Board of Directors had extended the Company's share repurchase program for the additional repurchase of up to $100,000 of the Company's ordinary shares in the open market or privately negotiated transactions and at times and prices the Company deems appropriate. In accordance with this extension, during the three months ended June 30, 2005, the Company had repurchased approximately 3.5 million ordinary shares, at an average price of $28.33 per share.

9.    ACQUISITIONS

            CERTEN INC.

            On July 2, 2003, the Company acquired from Bell Canada its 90% ownership interest in Certen (renamed Amdocs Canada Managed Services, Inc.) for approximately $66,000 in cash. In addition, the Company had related transaction costs of approximately $3,000. In the six months ended March 31, 2005, the Company corrected the allocation of the purchase price and recalculated deferred tax assets related to the fair value of an acquired pension liability and to a change in tax rate estimation at realization. The corrected purchase price allocation resulted in a decrease of $9,893 in goodwill.

            DST INNOVIS

            On July 1, 2005 the Company acquired from DST Systems, Inc. ("DST") all of the common stock of DST's wholly owned subsidiaries, DST Innovis Inc. and DST Interactive, Inc., (collectively, "DST Innovis"), a leading provider of customer care and billing solutions to broadband media companies, for approximately $238,000 in cash. The purchase price is subject to upward or downward adjustment based upon the working capital of DST Innovis.

            In addition, the Company signed a long-term agreement with a subsidiary of DST, pursuant to which the DST subsidiary will continue to support the printing and mailing of bills for the DST Innovis customer base. Under the terms of that agreement, the DST subsidiary will be a preferred vendor of billing printing and mailing for projects that combine those services with billing support, and the DST subsidiary is expected to be selected as the provider of these services for additional Amdocs customers in North America. With this acquisition the Company is in a position to offer comprehensive set of solutions to help broadband media and satellite companies transition to integrated customer management, or ICM. The Company has not yet completed the purchase price allocation. The preliminary allocation is expected be completed during the fourth quarter of fiscal 2005.

            LONGSHINE

            On August 3, 2005, the Company acquired all of the outstanding shares of Longshine Information Technology Company Ltd. ("Longshine"), a privately-held, leading vendor of customer care and billing software in China, for approximately $30,000 in cash with the possibility of additional cash consideration up to approximately $16,000 to be paid later based on the achievement of certain performance targets. With this acquisition the Company is able to offer set of products and services to Chinese service providers and expand its presence in China. The Company has not yet completed the purchase price allocation. The preliminary allocation is expected be completed during the fourth quarter of fiscal 2005.

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)

10.   OPERATIONAL EFFICIENCY AND COST REDUCTION PROGRAMS

            In the fiscal years ended September 30, 2002 and 2003, the Company implemented a series of cost reduction programs designed to reduce operating costs and improve productivity. As part of these programs, the Company reduced its workforce, vacated facilities in different centers around the world and implemented other cost reduction measures, including travel cuts and reduction in other discretionary costs.

            The restructuring accrual balance for these cost reduction programs is comprised of the following as of June 30, 2005:

                                          FACILITIES
                                          ----------
Balance as of September 30, 2004          $   10,280
Cash payments                                 (1,108)
Adjustments (1)                               (1,675)
                                          ----------
Balance as of June 30, 2005 (2)           $    7,497
                                          ==========

(1) Reflects adjustments due to changes in previous estimates. These adjustments resulted in a decrease of restructuring liabilities related to facilities, which was credited to "cost of service" and "selling, general and administrative" expenses in the nine months ended June 30, 2005.

(2)   The remainder of the accrual is expected to be paid out through April
      2012.

11.   EMPLOYEE BENEFITS

            The Company maintains non-contributory defined benefit plans that provide for pension, other retirement and post-employment benefits for some of its Canadian employees based on length of service and rate of pay. Contributions by the Company are based on various generally accepted actuarial methods and reflect actuarial assumptions concerning future investment returns, salary projections and future service benefits. Plan assets consist primarily of Canadian and other equities, government and corporate bonds, debentures and secured mortgages, which are held in pooled fund units established by Bell Canada Enterprises for the collective investment of registered pension plan assets.

            The net periodic benefit cost under these plans for the three months ended June 30, 2005 and 2004, was as follows:

                                        THREE MONTHS ENDED          THREE MONTHS ENDED
                                          JUNE 30, 2005                JUNE 30, 2004
                                     -----------------------      -----------------------
                                      PENSION        OTHER         PENSION        OTHER
                                     BENEFITS       BENEFITS      BENEFITS       BENEFITS
                                     --------       --------      --------       --------
Service costs                        $    537       $     65      $    515       $     94
Interest on benefit obligations           821            119           673             97
Expected return on plan assets           (673)             -          (575)             -
                                     --------       --------      --------       --------
                                     $    685       $    184      $    613       $    191
                                     ========       ========      ========       ========

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)

The net periodic benefit cost under these plans for the nine months ended June 30, 2005 and 2004, was as follows:

                                        NINE MONTHS ENDED            NINE MONTHS ENDED
                                          JUNE 30, 2005                JUNE 30, 2004
                                     -----------------------      -----------------------
                                      PENSION        OTHER         PENSION         OTHER
                                     BENEFITS       BENEFITS      BENEFITS       BENEFITS
                                     --------       --------      --------       --------
Service costs                        $  1,632       $    197      $  1,488       $    271
Interest on benefit obligations         2,494            360         1,944            280
Expected return on plan assets         (2,042)             -        (1,661)             -
                                     --------       --------      --------       --------
                                     $  2,084       $    557      $  1,771       $    551
                                     ========       ========      ========       ========

      In the nine months ended June 30, 2005, the Company made contributions of $2,495 to the pension plan and $125 for other benefits. The Company expects that contributions for the fiscal year ending September 30, 2005 will approximate $3,285 to the pension plan and $150 for other benefits.

                                 AMDOCS LIMITED

         (dollar and share amounts in thousands, except per share data)

12.   CONTINGENCIES

            Legal Proceedings

            The Company is involved in various legal proceedings arising in the normal course of its business. Based upon the advice of counsel, the Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

            Securities and Exchange Commission Investigation

            In 2003, the Company was informed that the Midwest Regional Office of the SEC is conducting a private investigation into the events leading up to the Company's announcement in June 2002 of revised projected revenue for the third and fourth quarters of fiscal 2002. The investigation appears to be focused on, but is not explicitly limited to, the Company's forecasting beginning with its April 23, 2002 press release. Although the Company believes that it will be able to satisfy any concerns the SEC staff may have in this regard, the Company is unable to predict the duration, scope, or outcome of the investigation. The Company is cooperating fully with the SEC staff.

            Guarantor's Accounting and Disclosure Requirements for Guarantees

            The Company is a party to an agreement entered into prior to December 31, 2002 that includes an indemnification of one of its customers for any withholding tax that might be required under the customer's local tax laws from certain payments made to the Company under this agreement. The indemnification under this agreement expires in December 2005. As of June 30, 2005 and September 30, 2004, the maximum potential amount of the Company's future exposure under this guarantee as determined in accordance with Financial Accounting Standards Board Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" was $4,717.

            The Company generally sells its ClarifyCRM products with a limited warranty for a period of 90 days. The Company's policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company's experience, only minimal warranty services have been required and, as a result, the Company did not accrue any amounts for product warranty liability during the nine months ended June 30, 2005 and 2004.

            The Company generally indemnifies its customers against claims of intellectual property infringement made by third parties arising from the use of the Company's software. To date, the Company has incurred only minimal costs as a result of such obligations and has not accrued any liabilities related to such indemnification in its consolidated financial statements.

ITEM 2.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD LOOKING STATEMENTS

      This section contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as "expect", "anticipate", "believe", "seek", "estimate", "project", "forecast", "continue", "potential", "should", "would", "could" and "may", and other words that convey uncertainty of future events or outcome. Statements that we make in this document that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward-looking statements, except where applicable law may otherwise require us to do so.

      Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these important factors, please read the information set forth under the caption "Risk Factors" in our Annual Report on Form 20-F for fiscal 2004 that we have filed with the United States Securities and Exchange Commission ("SEC").

INTRODUCTION

      In this section, we discuss the general financial condition and the results of operations for Amdocs and its subsidiaries including:

      -     the factors that affect our business,

      - our revenue and costs for the three and nine months ended June 30, 2005 and 2004,

      - the reasons why such revenue and costs were different from period to period,

      -     the sources of our revenue,

      -     how all of this affects our overall financial condition,

      - our capital expenditures for the three and nine months ended June 30, 2005 and 2004, and

      - the sources of our cash to pay for future capital expenditures and possible acquisitions.

      In this section, we also analyze and explain the changes in the specific line items in our consolidated statements of income between the three and nine month periods ended June 30, 2005 and 2004. You should read this section in conjunction with our consolidated financial statements.

OVERVIEW OF BUSINESS AND TREND INFORMATION

      Our market focus is primarily the communications industry, and we are a leading provider of software products and services to that industry. Our addressable market has recently been expanded to include the broadband industry, as a result of the acquisition of DST Innovis. The acquisition not only enlarges our customer base, but also allows us to offer a broader set of customer care and billing solutions to customers in the broadband, satellite and communications services industries. Our products and services help our customers, including broadband cable and satellite companies, move toward an integrated approach to customer management, which we refer to as Integrated Customer Management, or ICM. Our portfolio of product offerings include billing, customer relationship management ("CRM"), order management, self service, service fulfillment, mediation, and content revenue management products, which we refer to, collectively, as Integrated Customer Management Enabling Systems, or ICM Enabling Systems. (In the past, we referred to ICM Enabling Systems as CC&B Systems).

      Our portfolio also includes a full range of directory sales and publishing systems, which we refer to as Directory Systems, for publishers of both traditional printed yellow page and white page directories and electronic Internet directories.

      Our ICM Enabling Systems are designed to meet the mission-critical needs of leading communications service providers throughout the entire customer lifecycle. We support different lines of business, including wireline, wireless, cable and satellite, and a wide range of communications services, including voice, video, data, Internet Protocol ("IP") broadband, content, electronic and mobile commerce and IP- based services. We also support companies that offer multiple service packages, commonly referred to as bundled or convergent service packages.

      Due to the complexity of our customers' projects and the expertise required for systems support, we also provide information technology, or IT, services, including extensive IT consulting, strategy, system implementation, integration, modification, ongoing support, enhancement and maintenance services. In addition, we offer Managed Services, which include services such as system modernization and consolidation, the operation of data centers, ongoing support, maintenance services, system modification, the provision of billing services and communications facility management services, in all cases on either or a combination of a fixed or unit charge basis to our customers.

      Our business is conducted on a global basis. We maintain six development facilities located in Canada, Cyprus, India, Ireland, Israel and the United States. We expect our development center in India to grow and support the overall activity of our business worldwide at comparatively lower operating costs.

      As part of our strategy, we have pursued and may continue to pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths.

      We derive our revenue principally from:

      - the initial sales of licenses to use our products and related services, including modification, implementation and integration services,

      - providing Managed Services and other related services for our solutions, and

      - recurring revenue from ongoing support and maintenance provided to our customers, and from incremental license fees resulting from increases in a customer's business volume.

      Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed and determinable; and (iv) collectability of the fee is reasonably assured. We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. As a result, we generally recognize combined license and service revenue over the course of these long-term projects, using the percentage of completion method of accounting. Initial license fee revenue is recognized as work is performed, using the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer's subscriber level or number of users when greater than the level specified in the contract for the initial license fee. Service revenue that involves significant ongoing obligations, including fees for software customization, implementation and modification, also is recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that do not require significant customization and modification is recognized upon delivery or as services are provided. In Managed Services contracts, we typically recognize revenue from the operation of a customer's system either ratably over the service period or as services are performed. Revenue from ongoing support services is recognized as work is performed. Revenue from third-party hardware sales is recognized upon delivery and installation, and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement. As a result of a significant portion of our revenue being subject to the percentage of completion accounting method, the size and timing of customer projects and our progress in completing such projects may significantly affect our annual and quarterly operating results.

      Our business is subject to the effects of general global economic conditions and, in particular, market conditions in the communications industry. The telecommunications industry is being transformed by the trend of continued consolidation which we believe accelerates the needs for a carrier to operate its system while simultaneously reducing the total cost of ownership. We believe we are well positioned to take advantage of this trend. At the same time, we believe the acquisitions of DST Innovis and Longshine have expanded our addressable markets and propelled us into a leadership position in the broadband industry, as well as in the Chinese market. As a result, and despite the uncertainties that still exist in the market, including those associated with consolidation, we expect continued growth in the coming quarters.

      We believe that we are a leading global provider of ICM Enabling Systems. We provide a broad set of products, with proven functionality and scalability, accompanied by a comprehensive range of business consulting, system implementation and integration services.

      We believe that demand for our ICM Enabling Systems is driven by, among other key factors:

      -     the global use of communications services,

      - the emergence of new communications products and services, especially IP, video, broadband, data and content services and IPTV (Internet Protocol Television),

      - technological changes, such as the introduction of wireless Internet services via GPRS (General Packet Radio Services) and UMTS (Universal Mobile Telecommunications System) technology,

      -     the ongoing consolidation within the communications industry,

      - the continued convergence of communications services, broadband cable and satellite industries,

      - the business needs of communications service providers to reduce costs and retain high value customers in a highly competitive environment, and

      -     a shift from in-house management to vendor solutions.

      We also believe that additional drivers of demand are the continuing trend for communications service providers to offer their subscribers multiple service packages, commonly referred to as bundled or convergent services (combinations of voice, broadband, electronic and mobile commerce and IP services), and the ability of our ICM Enabling Systems to improve customer satisfaction, loyalty, profitability and overall productivity.

Revenue from Managed Services arrangements is included in both license and service revenue from the sale of ICM Enabling Systems and Directory Systems. Managed Services projects are a significant part of our business, and generate substantial, long-term revenue streams, cash flow and operating income. In the initial period of our Managed Services projects, we generally invest in modernization and consolidation of the customer's systems. Invoices are usually structured on a periodic fixed or unit charge basis. As a result, Managed Services projects can be less profitable in the initial period. Margins tend to improve over time as we benefit from the operational efficiencies provided by system modernization and consolidation. We expect that our Managed Services relationships will generate margins comparable to sales of our other products and related license and services over the entire relationships. Revenue related to Managed Services agreements in each of the nine month periods ended June 30, 2005 and 2004 was approximately 40% of total revenue.

RESULTS OF OPERATIONS

      The following table sets forth for the three and nine months ended June 30, 2005 and 2004 certain items in our consolidated statements of income reflected as a percentage of total revenue:

                                             THREE MONTHS ENDED    NINE MONTHS ENDED
                                                   JUNE 30,             JUNE 30,
                                             ------------------    -----------------
                                              2005       2004       2005      2004
                                             -------   --------    -------   --------
Revenue:
  License.................................      5.4%      3.8%        5.1%      3.9%
  Service.................................     94.6      96.2        94.9      96.1
                                              -----     -----       -----     -----
                                              100.0     100.0       100.0     100.0
                                              -----     -----       -----     -----
Operating expenses:
  Cost of license.........................      0.2       0.3         0.2       0.3
  Cost of service.........................     63.9      62.9        63.4      63.1
  Research and development................      6.2       7.0         6.7       7.0
  Selling, general and
    administrative........................     11.1      11.7        11.3      12.0
  Amortization of purchased
    intangible assets.....................      0.4       1.0         0.6       1.0
                                              -----     -----       -----     -----
                                               81.8      82.9        82.2      83.4
                                              -----     -----       -----     -----
Operating income..........................     18.2      17.1        17.8      16.6
Interest income and other, net............      0.8       0.0         1.1       0.2
                                              -----     -----       -----     -----
Income before income taxes................     19.0      17.1        18.9      16.8
Income taxes..............................      3.8       3.8         3.8       3.7
                                              -----     -----       -----     -----
Net income................................     15.2%     13.3%       15.1%     13.1%
                                              =====     =====       =====     =====

      NINE MONTHS ENDED JUNE 30, 2005 AND 2004

      The following is a tabular presentation of our results of operations for the nine months ended June 30, 2005 compared to the nine months ended June 30, 2004. Following the table is a discussion and analysis of our business and results of operations for such periods.

                                                 NINE MONTHS ENDED
                                                      JUNE 30,            INCREASE (DECREASE)
                                             -------------------------    -------------------
                                                2005          2004          AMOUNT        %
                                             -----------   -----------    ----------    -----
                                                          (in thousands)
                                             ---------------------------------------
Revenue:
   License.................................  $    74,909   $    52,026    $   22,883     44.0%
   Service.................................    1,390,394     1,269,251       121,143      9.5
                                             -----------   -----------    ----------
                                               1,465,303     1,321,277       144,026     10.9
                                             -----------   -----------    ----------
Operating expenses:
   Cost of license.........................        3,278         3,807          (529)   (13.9)
   Cost of service.........................      929,487       833,470        96,017     11.5
   Research and development................       97,567        92,247         5,320      5.8
   Selling, general and
     administrative........................      166,000       159,078         6,922      4.4
   Amortization of purchased
     intangible assets.....................        7,875        13,423        (5,548)   (41.3)
                                             -----------   -----------    ----------
                                               1,204,207     1,102,025       102,182      9.3
                                             -----------   -----------    ----------

Operating income...........................      261,096       219,252        41,844     19.1
Interest income and other, net.............       14,944         2,899        12,045    415.5
                                             -----------   -----------    ----------
Income before income taxes.................      276,040       222,151        53,889     24.3
Income taxes...............................       55,203        48,873         6,330     13.0
                                             -----------   -----------    ----------
Net income.................................  $   220,837   $   173,278    $   47,559     27.4
                                             ===========   ===========    ==========

      REVENUE. Total revenue increased by $144.0 million, or 10.9%, in the nine months ended June 30, 2005 to $1,465.3 million from $1,321.3 million in the nine months ended June 30, 2004. Approximately 40% of the increase in total revenue was due to an increase in business related to Managed Services customers. Revenue related to Managed Services customers in the nine months ended June 30, 2005 and 2004 was approximately 40% of total revenue.

      License and service revenue from the sale of ICM Enabling Systems was $1,272.3 million for the nine months ended June 30, 2005, an increase of $127.6 million, or 11.1%, over the nine months ended June 30, 2004. Approximately 30% of the increase is attributable to an increase in business related to Managed Services customers. License and service revenue from the sale of ICM Enabling Systems represented 86.8% and 86.6% of our total revenue in the nine months ended June 30, 2005 and 2004, respectively. The demand for our ICM Enabling Systems is primarily driven by the need for communications companies to continue to integrate their billing, CRM and order management systems into an Integrated Customer Management approach. In the nine months ended June 30, 2005, we observed strong demand for our offerings.

      License and service revenue from the sale of Directory Systems was $193.0 million for the nine months ended June 30, 2005, an increase of $16.4 million, or 9.3%, over the nine months ended June 30, 2004. Approximately 90% of the increase in Directory Systems revenue in the nine months ended June 30, 2005 was attributable to an increase in business related to Managed Services customers. License and service revenue from the sale of Directory Systems represented 13.2% and 13.4% of our total revenue in the nine months ended June 30, 2005 and 2004, respectively. We believe that we are a leading provider of Directory Systems in most of the markets we serve. We expect that our revenue from Directory Systems will increase in fiscal 2005.

      In the nine months ended June 30, 2005, revenue from customers in North America, Europe and the rest of the world accounted for 67.0%, 24.8% and 8.2%, respectively, of total revenue compared to 66.8%, 26.4% and 6.8%, respectively, for the nine months ended June 30, 2004. Approximately half of the increase in revenue from customers in North America in the nine months ended June 30, 2005 was attributable to an increase in business related to Managed Services customers. The increase in revenue from customers in Europe in the nine months ended June 30, 2005 was less than the 10.9% increase in our total revenue, which resulted in a decrease in its percentage of total revenue.

      COST OF LICENSE. Cost of license mainly includes amortization of purchased computer software and intellectual property rights. Because such amortization is relatively stable from period to period and, absent impairment, is generally fixed in amount, an increase or decrease in license revenue will cause a significant fluctuation in cost of license as a percentage of license revenue. In the nine months ended June 30, 2005, cost of license, as a percentage of license revenue, was 4.4%, compared to 7.3% in the nine months ended June 30, 2004.

      COST OF SERVICE. The increase in cost of service in the nine months ended June 30, 2005 was 11.5%, as compared to the 10.9% increase in our total revenue in the nine months ended June 30, 2005, and resulted in a slight decrease of 0.3% in our gross margin as a percentage of revenue. Our gross margin was affected by the continuing investment in our consulting business and our development center in India, during fiscal 2005.

      RESEARCH AND DEVELOPMENT. Research and development expense was primarily comprised of compensation expense attributed to research and development activities, which involve the development of new software modules and product offerings, either in conjunction with customer projects or as part of our internal product development program. Research and development expense increased by $5.3 million, or 5.8%, in the nine months ended June 30, 2005 to $97.6 million from $92.3 million in the nine months ended June 30, 2004. This increase in research and development expense was proportionally less than the increase in our total revenue, and research and development expense decreased, as a percentage of revenue, from 7.0% in the nine months ended June 30, 2004 to 6.7% in the nine months ended June 30, 2005. While we continue to upgrade our existing systems, in the nine months ended June 30, 2005, we focused significant research and development efforts on the integration between our products and a unified user interface in order to enable our customers to adopt an ICM approach. As part of these efforts we launched a comprehensive portfolio of products, which we refer to as Amdocs 6, in February 2005. Amdocs 6 is a pre-integrated portfolio of modular, billing, CRM, self-service, order management, mediation and content revenue management software products. The majority of our research and development expenditures are directed to our ICM Enabling Systems, and the remainder to directory solutions. Although we intend to continue to devote resources to research and development, our research and development spending, like all of our costs, is sensitive to our overall financial condition. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

      SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense increased by $6.9 million, or 4.4%, in the nine months ended June 30, 2005 to $166.0 million, from $159.1 million in the nine months ended June 30, 2004. Selling, general and administrative expense is primarily comprised of compensation expense. The increase in selling, general and administrative expense in the nine months ended June 30, 2005 was attributable to an overall increase in our operations, as well as to the increase in our selling and marketing compensation, although the 4.4% increase was less than the 10.9% increase in our total revenue.

     AMORTIZATION OF PURCHASED INTANGIBLE ASSETS. Amortization of purchased intangible assets in the nine months ended June 30, 2005 was $7.9 million, compared to $13.4 million in the nine months ended June 30, 2004. The decrease in amortization of purchased intangible assets was due to purchased intangible assets that were fully amortized in fiscal 2004 and in the first three months of fiscal 2005.

      OPERATING INCOME. Operating income increased by $41.8 million, or 19.1%, in the nine months ended June 30, 2005, to $261.1 million, or 17.8% of revenue, from $219.3 million, or 16.6% of revenue, in the nine months ended June 30, 2004. The increase in operating income in the nine months ended June 30, 2005 is attributable to the 10.9% increase in our total revenue, which increased at a greater rate than the 9.3% increase in operating expense.

      INTEREST INCOME AND OTHER, NET. Interest income and other, net increased by $12.0 million in the nine months ended June 30, 2005 to $14.9 million from $2.9 million in the nine months ended June 30, 2004. The increase in interest income and other, net, in the nine months ended June 30, 2005 is primarily attributable to the increase in market interest rates on our short-term interest-bearing investments, and to the decrease in our interest expense due to the redemption of our 2% Notes in June 2004, which was partially offset by interest expense on our 0.50% Notes issued in March 2004.

      INCOME TAXES. Income taxes for nine months ended June 30, 2005 were $55.2 million on pretax income of $276.0 million, an effective tax rate of 20% compared to 22% in the nine months ended June 30, 2004. Our effective tax rate for fiscal year 2005 is expected to be approximately 20% due to the corporate income tax rates in the various countries in which we operate and the relative magnitude of our business in those countries. The reduction in our effective tax rate is due to our continued expansion into countries with lower effective tax rates.

      NET INCOME. Net income was $220.8 million in nine months ended June 30, 2005, compared to a net income of $173.3 million in the nine months ended June 30, 2004. The increase in net income is attributable to the 10.9% increase in our total revenue and the increase in interest income and other, net, which increased at a greater rate than the increase in operating expenses and income taxes.

      DILUTED EARNINGS PER SHARE. Diluted earnings per share increased by $0.24, or 30.4%, in the nine months ended June 30, 2005, to $1.03 from $0.79 in the nine months ended June 30, 2004.

      The shares issuable upon conversion of the 0.50% Notes were included in the diluted earnings per share calculation for the nine months ended June 30, 2005 following the adoption of EITF 04-8, which required the addition of 10.4 million ordinary shares issuable upon conversion of our 0.50% Notes, to the diluted earnings per share calculation. The adoption of EITF 04-8 reduced our previously reported quarterly diluted earnings per share by $0.01 per share for the nine months ended June 30, 2004.

      THREE MONTHS ENDED JUNE 30, 2005 AND 2004

      The following is a tabular presentation of our results of operations for the three months ended June 30, 2005 compared to the three months ended June 30, 2004. Following the table is a discussion and analysis of our business and results of operations for such periods.

                                              THREE MONTHS ENDED
                                                    JUNE 30,          INCREASE (DECREASE)
                                             ---------------------    -------------------
                                                2005       2004        AMOUNT       %
                                             ---------   ---------    -------    --------
                                                       (in thousands)
                                             --------------------------------
Revenue:

   License.................................  $  27,199   $  17,298    $ 9,901       57.2%
   Service.................................    480,156     432,926     47,230       10.9
                                             ---------   ---------    -------
                                               507,355     450,224     57,131       12.7
                                             ---------   ---------    -------
Operating expenses:

   Cost of license.........................      1,125       1,448       (323)     (22.3)
   Cost of service.........................    324,249     283,109     41,140       14.5
   Research and development................     31,393      31,665       (272)      (0.9)
   Selling, general and
     administrative........................     56,448      52,745      3,703        7.0
   Amortization of purchased
     intangible assets.....................      2,078       4,558     (2,480)     (54.4)
                                             ---------   ---------    -------
                                               415,293     373,525     41,768       11.2
                                             ---------   ---------    -------

Operating income...........................     92,062      76,699     15,363       20.0
Interest income and other, net.............      4,305         121      4,184    3,457.9
                                             ---------   ---------    -------
Income before income taxes ................     96,367      76,820     19,547       25.4
Income taxes...............................     19,270      16,900      2,370       14.0
                                             ---------   ---------    -------
Net income.................................  $  77,097   $  59,920    $17,177       28.7
                                             =========   =========    =======

      REVENUE. Total revenue increased by $57.2 million, or 12.7%, in the three months ended June 30, 2005 to $507.4 million from $450.2 million in the three months ended June 30, 2004. Revenue related to Managed Services customers in the three months ended June 30, 2005 and 2004 was approximately 40% of total revenue.

      License and service revenue from the sale of ICM Enabling Systems was $440.0 million for the three months ended June 30, 2005, an increase of $52.0 million, or 13.4%, over the three months ended June 30, 2004. License and service revenue from the sale of ICM Enabling Systems represented 86.7% and 86.2% of our total revenue in the three months ended June 30, 2005 and 2004, respectively. The demand for our ICM Enabling Systems is primarily driven by the need for communications companies to continue to integrate their billing, CRM and order management systems into an Integrated Customer Management approach. In the third quarter of fiscal 2005, we observed strong demand for our offerings.

      License and service revenue from the sale of Directory Systems was $67.4 million for the three months ended June 30, 2005, an increase of $5.1 million, or 8.3%, over the three months ended June 30, 2004. Approximately 90% of the increase in Directory Systems revenue in the three months ended June 30, 2005 was attributable to an increase in business related to Managed Services customers. License and service revenue from the sale of Directory Systems represented 13.3% and 13.8% of our total revenue in the three months ended June 30, 2005 and 2004, respectively. We believe that we are a leading provider of Directory Systems in most of the markets we serve. We expect that our revenue from Directory Systems will increase in fiscal 2005.

      In the three months ended June 30, 2005, revenue from customers in North America, Europe and the rest of the world accounted for 68.4%, 24.7% and 6.9%, respectively, of total revenue compared to 65.9%, 26.1% and 8.0%, respectively, for the three months ended June 30, 2004. The increase in revenue from customers in

Europe in the three months ended June 30, 2005 was less than the 12.7% increase in our total revenue, which resulted in a decrease in revenue from customers in Europe as a percentage of total revenue. Revenue from customers in the rest of the world in the three months ended June 30, 2005 was at the same level as compared to the three months ended June 30, 2004, which resulted in a decrease in revenue from customers in the rest of the world as a percentage of total revenue.

      COST OF LICENSE. Cost of license mainly includes amortization of purchased computer software and intellectual property rights. Because such amortization is relatively stable from period to period and, absent impairment, is generally fixed in amount, an increase or decrease in license revenue will cause a significant fluctuation in cost of license as a percentage of license revenue. In the three months ended June 30, 2005, cost of license, as a percentage of license revenue, was 4.1%, compared to 8.4% in the three months ended June 30, 2004.

      COST OF SERVICE. The increase in cost of service in the three months ended June 30, 2005 was 14.5%, which is greater than the increase in our total revenue in the three months ended June 30, 2005, and resulted in a 0.9% decrease in our gross margin, as a percentage of revenue. Our gross margin was affected by the continuing investment in our consulting business and our development center in India, during fiscal 2005.

      RESEARCH AND DEVELOPMENT. Research and development expense was primarily comprised of compensation expense attributed to research and development activities, which involve the development of new software modules and product offerings, either in conjunction with customer projects or as part of our internal product development program. Research and development expense decreased by $0.3 million, or 0.9%, in the three months ended June 30, 2005 to $31.4 million from $31.7 million in the three months ended June 30, 2004. Research and development expense decreased as a percentage of revenue from 7.0% in the three months ended June 30, 2004 to 6.2% in the three months ended June 30, 2005. The majority of our research and development expenditures are directed to our ICM Enabling Systems, expanding functionality and integrating the system components, and the remainder to directory solutions. Although we intend to continue to devote resources to research and development, our research and development spending, like all of our costs, is sensitive to our overall financial condition. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

      SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense increased by $3.7 million, or 7.0%, in the three months ended June 30, 2005 to $56.4 million, from $52.7 million in the three months ended June 30, 2004. Selling, general and administrative expense is primarily comprised of compensation expense. The increase in selling, general and administrative expense in the third quarter of fiscal 2005 was attributable to an overall increase in our operations, as well as to the increase in our selling and marketing compensation, although the 7.0% increase was less than the 12.7% increase in our total revenue.

      AMORTIZATION OF PURCHASED INTANGIBLE ASSETS. Amortization of purchased intangible assets in the three months ended June 30, 2005 was $2.1 million, compared to $4.6 million in the three months ended June 30, 2004. The decrease in amortization of purchased intangible assets was due to purchased intangible assets that were fully amortized in fiscal 2004 and in the first three months of fiscal 2005.

      OPERATING INCOME. Operating income increased by $15.4 million, or 20%, in the three months ended June 30, 2005, to $92.1 million, or 18.2% of revenue, from $76.7 million, or 17.1% of revenue, in the three months ended June 30, 2004. The increase in operating income in the third quarter of fiscal 2005 is attributable to the 12.7% increase in our total revenue, which increased at a greater rate than the 11.2% increase in operating expense.

      INTEREST INCOME AND OTHER, NET. Interest income and other, net increased by $4.2 million in the three months ended June 30, 2005 to $4.3 million from $0.1 million in the three months ended June 30, 2004. The increase in interest income and other, net, in the third quarter of fiscal 2005 is primarily attributable to the increase in market interest rates on our short-term interest-bearing investments, and to the decrease in our interest expense due to the redemption of our 2% Notes in June 2004, which was partially offset by interest expense on our 0.50% Notes issued in March 2004.

      INCOME TAXES. Income taxes for the third quarter of fiscal 2005 were $19.3 million on pretax income of $96.4 million, an effective tax rate of 20% compared to 22% in the three months ended June 30, 2004. Our effective tax rate for fiscal year 2005 is expected to be approximately 20% due to the corporate income tax rates in the various countries in which we operate and the relative magnitude of our business in those countries. The reduction in our effective tax rate is due to our continued expansion into countries with lower effective tax rates.

      NET INCOME. Net income was $77.1 million in the third quarter of fiscal 2005, compared to a net income of $59.9 million in the three months ended June 30, 2004. The increase in net income is attributable to the 12.7% increase in our total revenue and the increase in interest income and other, net, which increased at a greater rate than operating expenses and income taxes.

      DILUTED EARNINGS PER SHARE. Diluted earnings per share increased by $ 0.09, or 33.3%, in the three months ended June 30, 2005 to $0.36 from $0.27 in the three months ended June 30, 2004.

      The shares issuable upon conversion of the 0.50% Notes were included in the diluted earnings per share calculation for the three months ended June 30, 2005 following the adoption of EITF 04-8, which required the addition of 10.4 million ordinary shares issuable upon conversion of our 0.50% Notes, to the diluted earnings per share calculation. The adoption of EITF 04-8 reduced our previously reported quarterly diluted earnings per share by 0.01 per share for the three months ended June 30, 2004.

LIQUIDITY AND CAPITAL RESOURCES

      Cash, cash equivalents and short-term interest-bearing investments totaled $1,290.0 million as of June 30, 2005, compared to $1,190.7 million as of September 30, 2004. The increase is attributable to positive cash flows from operations which were partially offset by our use of $100.0 million to repurchase ordinary shares pursuant to our share repurchase program during the nine months ended June 30, 2005. Net cash provided by operating activities amounted to $256.6 million and $257.7 million for the nine months ended June 30, 2005 and 2004, respectively. As of August 3, 2005 approximately $268.0 million was paid in connection with DST and Longshine acquisitions. We currently intend to retain our future operating cash flows to support the further expansion of our business, including acquisitions.

      Our policy is to retain substantial cash balances in order to support the growth of the Company. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our liquidity needs for at least the next fiscal year.

      As of June 30, 2005, $0.3 million and $450.0 million aggregate principal amount of our 2% Notes and 0.50% Notes were outstanding, respectively.

      On December 20, 2004, we announced that our Board of Directors had extended our share repurchase program for the additional repurchase of up to $100 million of our ordinary shares in the open market or privately negotiated transactions and at times and prices we deem appropriate. In accordance with this extension, during the three months ended June 30, 2005, we had repurchased approximately 3.5 million ordinary shares, at an average price of 28.33 per share.

      As of June 30, 2005, we had available short-term general revolving lines of credit totaling $31.0 million, pursuant to which $1.0 million of loans were outstanding. In addition, as of June 30, 2005 we had outstanding letters of credit and bank guarantees from various banks totaling $13.8 million.

      As of June 30, 2005, we had outstanding long-term obligations of $6.7 million in connection with leasing arrangements.

      We have contractual obligations for our convertible notes, financing arrangements, capital leases and non-cancelable operating leases that were summarized in a table of contractual obligations in our Annual Report on Form 20-F for the year ended September 30, 2004. Since September 30, 2004, there have been no material changes in contractual obligations outside the ordinary course of our business.

      Our capital expenditures were approximately $53.8 million in the nine months ended June 30, 2005. Approximately 78% of these expenditures consisted of purchases of computer equipment and, the remainder, leasehold improvements. We funded our capital expenditures principally from operating cash flows. We do not anticipate any changes to this policy in the foreseeable future.

CURRENCY FLUCTUATIONS

      We manage our foreign subsidiaries as integral direct components of our operations. The U.S. dollar is our functional currency. According to the salient economic factors indicated in SFAS No.52, "Foreign Currency Translation", our cash flow, sale price, sales market, expense, financing and intercompany transactions and arrangement indicators are denominated in the U.S. dollar. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditure throughout the Amdocs group.

      During the nine months ended June 30, 2005, approximately 70% of our revenue and approximately 50% of our operating expenses were in U.S. dollars or linked to the U.S. dollar. Historically, the effect of fluctuations in currency exchange rates has had a minimal impact on our consolidated operations. As more of our customers seek contracts that are denominated in currencies other than the U.S. dollar, our exposure to fluctuations in currency exchange rates could increase. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

PART II  OTHER INFORMATION

ITEM 1. CHANGES IN SECURITIES, USE OF PROCEEDS AND ISSUER PURCHASES OF EQUITY SECURITIES.

(b)   Issuer Purchases of Equity Securities

      The following table provides information about purchases by the Company and its affiliated purchasers during the quarter ended June 30, 2005 of equity securities that are registered by the Company pursuant to Section 12 of the Securities Exchange Act of 1934:

                      ISSUER PURCHASES OF EQUITY SECURITIES

Ordinary Shares


                                                                (c)                       (d)
                                                           TOTAL NUMBER OF        MAXIMUM NUMBER (OR
                                                          SHARES (OR UNITS)       APPROXIMATE DOLLAR
                          (a)                 (b)         PURCHASED AS PART       VALUE) OF SHARES (OR
                     TOTAL NUMBER OF     AVERAGE PRICE       OF PUBLICLY        UNITS) THAT MAY YET BE
                    SHARES (OR UNITS)    PAID PER SHARE    ANNOUNCED PLANS        PURCHASED UNDER THE
      PERIOD            PURCHASED           (OR UNIT)       OR PROGRAMS          PLANS OR PROGRAMS (1)
-----------------   -----------------    --------------   -----------------     ----------------------
04/01/05-04/30/05              --                --                    --                 --

05/01/05-05/31/05       3,525,200           $ 28.33             3,525,200                 --

06/01/05-06/30/05              --                --                    --                 --
                        ---------                               ---------
Total                   3,525,200           $ 28.33             3,525,200                 --
                        =========                               =========

(1) On December 20, 2004, the Company announced that its Board of Directors had extended the Company's share repurchase program for the additional repurchase of up to $100 million of our ordinary shares in the open market or privately negotiated transactions and at times and prices we deem appropriate. In accordance with this extension, during the three months ended June 30, 2005, the Company had repurchased approximately 3.5 million ordinary shares, at an average price of 28.33 per share.

Convertible Notes

                                              (b)                 (c)                     (d)
                                         AVERAGE PRICE       TOTAL NUMBER OF        MAXIMUM NUMBER (OR
                                           PAID PER        PRINCIPAL AMOUNT OF       APPROXIMATE DOLLAR
                          (a)               $1,000          CONVERTIBLE NOTES       VALUE) OF PRINCIPAL
                    TOTAL PRINCIPAL        PRINCIPAL       PURCHASED AS PART       AMOUNT OF CONVERTIBLE
                      AMOUNT OF            AMOUNT OF           OF PUBLICLY        NOTES THAT MAY YET BE
                    CONVERTIBLE NOTES     CONVERTIBLE      ANNOUNCED PLANS OR       PURCHASED UNDER THE
      PERIOD             PURCHASED           NOTES             PROGRAMS           PLANS OR PROGRAMS (1)
-----------------   -----------------    -------------     -------------------    ----------------------
04/01/05-04/30/05       $    --            $    --                $   --              $   272,000

05/01/05-05/31/05            --                 --                    --                  272,000

06/01/05-06/30/05            --                 --                    --                  272,000
                        -------                                   ------
Total                   $    --                 --                $   --                  272,000
                        =======                                   ======

(1) In April 2004, the Company's board of directors authorized the Company to repurchase the outstanding amount of the 2% Notes.

ITEM 2. REPORTS ON FORM 6-K

(a)   Reports on Form 6-K

      The Company furnished or filed the following reports on Form 6-K during the three months ended June 30, 2005:

      (1)   Form 6-K dated May 16, 2005.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          AMDOCS LIMITED

                                          /s/ THOMAS G. O'BRIEN
                                          ---------------------------
                                          Thomas G. O'Brien
                                          Treasurer and Secretary
                                          Authorized U.S. Representative

Date: August 15, 2005